NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna to release second quarter 2022 financial results on August 10, 2022; Conference call at 12 p.m. Eastern time on August 11, 2022

Vancouver, July 25, 2022 -- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) announces that it will release its unaudited financial statements and MD&A for the second quarter of 2022 on Wednesday, August 10, 2022 after the market closes.

A conference call to discuss the financial and operational results will be held on Thursday, August 11, 2022 at 9:00 a.m. Pacific time | 12:00 p.m. Eastern time. Hosting the call will be Jorge A. Ganoza, President and CEO; Luis D. Ganoza, Chief Financial Officer; Cesar Velasco, Chief Operating Officer - Latin America and Paul Criddle, Chief Operating Officer - West Africa.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at https://www.webcaster4.com/Webcast/Page/1696/46215 or over the phone by dialing in just prior to the starting time.

Conference call details:

Date: Thursday, August 11, 2022

Time: 9:00 a.m. Pacific time | 12:00 p.m. Eastern time

Dial in number (Toll Free): +1.888.506.0062

Dial in number (International): +1.973.528.0011

Entry code: 359194

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay Passcode: 46215

Playback of the earnings call will be available until Thursday, August 25, 2022. Playback of the webcast will be available until Friday, August 11, 2023. In addition, a transcript of the call will be archived on the Company’s website.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and a fifth mine under construction in Côte d’Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | Twitter: @Fortuna_Silver | LinkedIn: fortunasilvermines